                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)


                       Angeles Income Properties, Ltd. II
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
                        ---------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
                                 --------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*               Amount of filing fee
----------------------               --------------------
$8,225,415                           $1,645.08

* For purposes of calculating the fee only. This amount assumes the purchase of 49,851 units of limited partnership interest of the subject partnership for $165 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,645.08          Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO      Date Filed: July 26, 2000

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  --

8.       SHARED VOTING POWER

                  40,079 Units

9.       SOLE DISPOSITIVE POWER

                  --

10.      SHARED DISPOSITIVE POWER

                  40,079 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  40,079 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 40.76%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               AIMCO-GP, INC.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

               --

8.      SHARED VOTING POWER

               40,079 Units

9.      SOLE DISPOSITIVE POWER

               --

10.     SHARED DISPOSITIVE POWER

               40,079 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               40,079 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 40.76%

14.     TYPE OF REPORTING PERSON

               CO

CUSIP No. NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
               84-129577

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

               --

8.      SHARED VOTING POWER

               49,933 Units

9.      SOLE DISPOSITIVE POWER

               --

10.     SHARED DISPOSITIVE POWER

               49,933 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               49,933 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 50.54%

14.     TYPE OF REPORTING PERSON

               CO

CUSIP No. NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               INSIGNIA PROPERTIES, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

               --

8.      SHARED VOTING POWER

               9,854 Units

9.      SOLE DISPOSITIVE POWER

               --

10.     SHARED DISPOSITIVE POWER

               9,854 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,854 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 9.78%

14.     TYPE OF REPORTING PERSON

               PN

CUSIP No. NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               AIMCO/IPT, INC.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

               --

8.      SHARED VOTING POWER

               9,854 Units

9.      SOLE DISPOSITIVE POWER

               --

10.     SHARED DISPOSITIVE POWER

               9,854 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,854 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 9.78%

14.     TYPE OF REPORTING PERSON

               CO

CUSIP No. NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               COOPER RIVER PROPERTIES, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

               --

8.      SHARED VOTING POWER

               5,864 Units

9.      SOLE DISPOSITIVE POWER

               --

10.     SHARED DISPOSITIVE POWER

               5,864 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,864 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 5.82%

14.     TYPE OF REPORTING PERSON

               OO

CUSIP No. NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               BROAD RIVER PROPERTIES, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER

               --

8.      SHARED VOTING POWER

               8,908 Units

9.      SOLE DISPOSITIVE POWER

               --

10.     SHARED DISPOSITIVE POWER

               8,908 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,908 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 8.84%

14.     TYPE OF REPORTING PERSON

               OO

                   AMENDMENT NO. 4 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 16 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 4 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Angeles Income Properties, Ltd. II (the "Partnership"); and (b) Amendment No. 16 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on July 6, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the
Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on August 6, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on November 16, 1999 by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, dated December 16, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xi) Amendment No. 11, dated January 10, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, dated July 24, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, dated August 9, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, dated August 22, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xv) Amendment No. 15, dated September 1, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 12. Exhibits.

         (a)(1)   Offer to Purchase, dated July 24, 2000. (Previously filed.)

         (a)(2) Letter of Transmittal and related Instructions. (Previously filed.)

         (a)(3) Letter, dated July 24, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(4) Letter, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(5)   Press Release, dated August 21, 2000. (Previously filed.)

         (a)(6) Letter of Transmittal and related Instructions in connection with extension of tender offer period. (Previously filed.)

         (a)(7) Letter, dated August 21, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(8) Supplemental Offer to Purchase, dated August 21, 2000. (Previously filed.)

         (a)(9) Supplement to Offer to Purchase, dated September 1, 2000. (Previously filed.)

         (a)(10) Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(11) Letter, dated September 18, 2000, from AIMCO OP to the limited partners of the Partnership.

         (a)(12)  Press Release, dated September 18, 2000.

         (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

         (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

         (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO
                  Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River, and Broad River. (Previously filed.)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 18, 2000

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                   (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             BROAD RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------
 (a)(1)       Offer to Purchase, dated July 24, 2000. (Previously filed.)

 (a)(2)       Letter of Transmittal and related Instructions. (Previously filed.)

 (a)(3)       Letter, dated July 24, 2000, from AIMCO OP to the limited partners of the
              Partnership. (Previously filed.)

 (a)(4)       Letter, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

 (a)(5)       Press release, dated August 21, 2000. (Previously filed.)

 (a)(6)       Letter of Transmittal and related Instructions in connection with extension of tender offer period. (Previously filed.)

 (a)(7)       Letter, dated August 21, 2000, from AIMCO OP to the limited partners of the
              Partnership. (Previously filed.)

 (a)(8)       Supplemental Offer to Purchase, dated August 21, 2000. (Previously filed.)

 (a)(9)       Supplement to Offer to Purchase, dated September 1, 2000. (Previously filed.)

 (a)(10)      Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the
              Partnership. (Previously filed.)

 (a)(11)      Letter, dated September 18, 2000, from AIMCO OP to the limited partners of the
              Partnership.

 (a)(12)      Press Release, dated September 18, 2000.

 (b)(1)       Credit Agreement (Secured Revolving Credit Facility), dated as of August 16,
              1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and
              First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K,
              dated August 16, 1999, is incorporated herein by this reference.)

 (b)(2)       Amended and Restated Credit Agreement, dated as of March 15, 2000, among
              AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union
              National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on
              Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

 (b)(3)       First Amendment to $345,000,000 Amended and Restated Credit Agreement,
              dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as
              Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit
              10.4 to AIMCO's Quarterly Report on Form 10-Q for quarter ended March 31,
              2000, is incorporated herein by this reference.)

 (d)          Not applicable.

 (g)          Not applicable.

 (h)          Not applicable.

 (z)(1)       Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-
              GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River and Broad River.  (Previously
              filed.)